NOVAGOLD Announces Third Quarter 2012 Financial Results and
Permitting Progress at Donlin Gold

>	Permitting at Donlin Gold Project Commenced with the Submission of the Plan of Operations and Permit Application Under the U.S. Clean Water Act

>	Management Team Further Strengthened with Senior Industry Leaders to Advance Donlin Gold Through Permitting, Construction and Beyond

October 11, 2012 - Vancouver, British Columbia – NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) (“NOVAGOLD” or “the Company”) today announced results for the third quarter ended August 31, 2012 along with an update on the advancement of its flagship 50%-owned Donlin Gold project (“Donlin Gold”) in Alaska and its 50%-owned Galore Creek project (“Galore Creek”) in British Columbia. The most significant milestone in the third quarter was the commencement of permitting at Donlin Gold with the submission of the Plan of Operations and Permit Application, under Section 404 of the U.S. Clean Water Act which was announced on August 7, 2012. Donlin Gold is owned equally by a wholly-owned subsidiary of NOVAGOLD and a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”).

The Company also reported on the status of the divestiture of its Rock Creek property in Alaska. Details of the Company’s financial results are described in the consolidated financial statements and Management’s Discussion and Analysis (“MDA”) which, together with further details on each of the Company’s projects, including resource and reserve estimates, will be available on the Company’s website at www.novagold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated and all resource and reserve estimates are shown on a 100% project basis.

During the Third 2012 Quarter, NOVAGOLD:

>	Commenced the environmental evaluation process under the National Environmental Policy Act (“NEPA”), a key step towards permitting Donlin Gold

>	Completed the 2012 Galore Creek drilling program with results expected to be released in the coming months

>

Strengthened the management team with the appointment of David Deisley to the position of Executive Vice President and General Counsel and David Ottewell to the position of Vice President and Chief Financial Officer. Both individuals are industry leaders with extensive experience needed to successfully advance Donlin Gold through permitting, construction and ultimately production

>	Advanced the Rock Creek property in Alaska towards closure and divestiture

>

Maintained a strong cash balance with approximately $267 million, sufficient to take Donlin Gold through permitting and up to a construction decision as well as satisfy all pending financial obligations

President’s Message

In the first nine months of the 2012 fiscal year, NOVAGOLD achieved all the milestones which had been presented to the market last November, including strengthening the Company’s cash position; successfully completing the spin-out of the Ambler asset into NovaCopper; advancing the closure and divestiture of Rock Creek; completing the drill program at Galore Creek and embarking upon a process to realize the significant value of this major asset; reorganizing the senior management team; approving the Donlin Gold Updated Feasibility Study; and commencing the permitting of Donlin Gold... all of which have significantly de-risked the Company for its shareholders. These significant accomplishments were achieved against a backdrop of an accelerating industry focus on jurisdictional safety and resource nationalism in many of the largest gold and copper-producing counties. By underscoring the fact that NOVAGOLD's first-class assets are located in some of the very safest jurisdictions in the world, it is expected that industry trends will result in a heightened investor focus on the "safety premium" that will be attached to the value of the Company’s key projects as they advance up the value chain.

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NOVAGOLD surely has the right assets in the right places. In our view of the world, out of the dwindling number of addresses where one can look for leverage to gold, yet can count on keeping the fruits of that leverage, we believe that Donlin Gold is uniquely attractive. We also believe that we are nearing an inflection point in terms of the market's positive realization that NOVAGOLD holds assets that are extraordinarily well positioned to achieve the premium valuation they deserve. Nonetheless, we have been frustrated by NOVAGOLD's share price performance of late. Despite achieving key objectives across the range of our activities, it is a fact that NOVAGOLD was caught in the backwash of, and negatively impacted by, a misinterpretation by the marketplace of Barrick’s second quarter report as to the meaning of that report as it related to Donlin Gold. It is thus important to reiterate that Donlin Gold continues on the permitting path with the full support of its co-owners, NOVAGOLD and Barrick, and at the same pace as projected earlier in the fiscal year. In fact, it should be emphasized that, while other major gold projects around the world have seen delays and de facto cancellation during the quarter, by proceeding at exactly the same pace with permitting as was previously envisioned, Donlin Gold is now essentially moving up the "ranks" in terms of major gold projects and their timelines. As the market realizes that nothing has changed with regard to Donlin Gold's progress, we believe that NOVAGOLD's share price will respond accordingly.

To that end, the process of advancing Donlin Gold has already begun. With the commencement of permitting at Donlin Gold, activities in the third quarter 2012 included submitting the Plan of Operations and Permit Application under the U.S. Clean Water Act. The Donlin Gold team in Alaska has worked diligently over the past 16 years accumulating the baseline data needed to file permit applications. This is one of the most extensive baseline data accumulated in preparation for permitting. The U.S. Army Corps of Engineers, which is the lead agency for the NEPA process, has selected an independent contractor to prepare the Environmental Impact Statement (“EIS”). It is anticipated that the Notice of Intent for the EIS will be filed over the coming weeks and will be followed by a public scoping as part of the NEPA process. Permitting is a uniform and orderly step-by-step process in Alaska which is expected to take 3-4 years. Donlin Gold continues to enjoy the strong support of our stakeholders, which include the Alaska Native Corporations -Calista Corporation and The Kuskokwim Corporation- who own the Donlin Gold mineral and surface rights, respectively.

In summary, as a mine builder with considerable experience in our sector, I’m extremely pleased with Donlin Gold’s progress to date. Indeed, more than at any time since coming aboard NOVAGOLD, with permitting now underway, I can reaffirm that the opportunity ahead with Donlin Gold is not just unique, but exciting as well. An asset of such quality and scale is not only rare but vital to an industry where reserves are rapidly depleting. In an environment of declining grades, escalating costs and limited discoveries in the gold industry, Donlin Gold, with approximately 39 million ounces of gold in the Measured and Indicated resource categories and with a grade of 2.2 grams per tonne, enjoys the status of being the world’s largest known high-grade undeveloped open-pit gold deposit. The size, which understates considerably the true resource potential, is extraordinary. The significance of this statement is magnified when one considers that the grade at Donlin Gold is of such quality that it equals the average grade found in open-pit deposits 10 years ago which compares favorably to today’s average reserve grade of 1.1 grams per tonne. One must also remember that the existing footprint of this unusually attractive asset covers only a portion of three kilometers of an eight-kilometer ore-bearing strike length. This represents significant exploration upside potential to substantially increase the endowment's mine life and/or throughput.

As it stands now, once in operation, Donlin Gold is expected to produce approximately 1,500,000 ounces of gold per year in the first five full years of production and, incidentally, is envisioned to enter production as the largest gold producing mine in the world. Assuming no future expansions, it is expected to average well over 1,000,000 ounces per year over its present 27-year life. Donlin Gold is one of only six of the world’s gold mines producing or which have the potential to produce in excess of a million gold ounces per year and it is only one of three such mega-assets to be located in North America. Donlin Gold is, moreover, in a location which is not only the second largest gold producer in the United States, but which supports environmentally and socially responsible mining and has very low geo-political risk.

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We believe it speaks volumes to the quality of its assets that NOVAGOLD has also been able to attract a high quality senior leadership team to steward this exceptional asset. The Company recently announced the appointment of David Deisley as the Executive Vice President and General Counsel. During his career, Dave was in various senior executive roles with Goldcorp Inc. (“Goldcorp”) and with Barrick Gold North America. At Goldcorp, where he was Vice President- General Counsel, Dave played a leading role in the implementation of all corporate development transactions and participated in the advancement of Goldcorp’s flagship development projects. While at Barrick, Dave served in several progressively responsible capacities, including Regional General Counsel for Barrick Gold North America where he advanced the cause of Social Responsibility in mining and permitted some of the largest gold mining operations in the world, including Goldstrike and Cortez Hills. In addition, NOVAGOLD also announced the appointment of David Ottewell, as Vice President and Chief Financial Officer. David had a long tenure with Newmont Mining Corporation, most recently as Vice President and Corporate Controller where he was responsible for global accounting functions, ensuring consistent delivery and quality control in external reporting to shareholders and regulators in the U.S. and Canada. Notably, having held the position of a mine site Controller during his career, David not only has a wide frame of reference in corporate financial matters, but also has tremendous experience and understanding of the mining industry from the ground up. David Deisley and David Ottewell will be joining us in early November.

We are equally pleased to announce the appointment of Ryan Modesto to the position of Corporate Controller. Ryan will be responsible for overseeing the internal accounting processes and the accounting team, preparing company financial statements, coordinating audit reviews, and implementing new accounting procedures. Ryan was previously the Manager of Joint Venture Accounting and Financial Reporting at Barrick Gold North America. In sum, an excellent team has been assembled and brought together to take NOVAGOLD forward as Donlin Gold advances through permitting, a construction decision and beyond.

In order to facilitate and benefit activities relating to the Donlin Gold project, and to cut administrative costs, NOVAGOLD will be moving the finance group, as well as its legal and project-related functions, to Salt Lake City, the home of a number of mining companies. The executive office and corporate communications functions will remain at the Corporate Office in Vancouver. With the reorganization almost complete, NOVAGOLD has become a much simpler company focused on the development of Donlin Gold, a pure-gold, high-quality asset located in a stable and safe jurisdiction with a much smaller but experienced team in place to achieve these objectives.

NOVAGOLD made progress during the third fiscal quarter of 2012 to finalize phase one of the reclamation activities at its Rock Creek property, a non-core asset for the Company. The closure activities in the third quarter included eliminating the remaining sources of water that require treatment at Rock Creek as well as land reclamation and re-vegetation activities. With the closure work nearly complete, the Company is on track to finalize the previously announced divestiture of Rock Creek in the coming months. After the property transfer, Bering Straits Native Corporation (“BSNC”) will assume full responsibility and liability for the remainder of the reclamation plan and any future reclamation activities requested by regulatory authorities. This transaction represents a major step toward streamlining NOVAGOLD’s financial and management resources to focus on its flagship Donlin Gold project.

During the third fiscal quarter of 2012, NOVAGOLD continued to work on investigating opportunities to sell all or part of its 50% interest in Galore Creek, jointly and equally owned by NOVAGOLD and Teck Resources Limited. Discussions with several parties are ongoing and the timeline of the sales process has indeed been extended by a quarter to the first quarter 2013 due to the arrival of additional entrants into the process. If an attractive offer is made, we are prepared to sell our share of the asset. If the Company does not get an offer which is reflective of Galore Creek’s inherent and, in our view, rising value, NOVAGOLD will not sell its interest but intends to significantly reduce activities until such time as market conditions have improved and the Company can sell its 50% interest for an appropriate amount. The proposed sale would not only allow the Company to achieve the same ‘streamlining’ objectives as the sale of its other non-core assets, but it would further strengthen an already strong balance sheet. It should be stated however that, at this point, even without the cash that a transaction on Galore Creek would potentially generate, NOVAGOLD has approximately $267 million in cash on the balance sheet and, with significantly reduced expenditures going forward, the Company has sufficient financial resources to advance Donlin Gold through permitting, as well as meet its other financial obligations.

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In conclusion, I would like to thank our shareholders and stakeholders for their tremendous support and trust; our Board of Directors for its shareholder-friendly and value-focused vision; our project teams for their hard work, dedication and expertise in the excellent management of our quality assets; the Governments and Native Corporations of the jurisdictions where we operate, who give us the foundation of support without which we could not develop our projects; and finally, our transitioning and new employees whose dedication and hard work have helped us deliver on our objectives of completing the reorganization, enter into permitting at Donlin Gold, and lay the foundation for maximizing the value of our assets for the benefit of our stakeholders.

Results of Operations

	in thousands of Canadian dollars, except for per share amounts
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	$	$	$	$
Decommissioning expense (recovery)	(3,090)	20,572	764	20,572
Finance expense	3,994	4,035	11,614	11,319
Foreign exchange loss (gain)	8,422	5,382	(10,188)	(21,464)
Gain on derivative liability	(5,321)	(1,582)	(37,560)	(36,572)
Gain on embedded derivative liability	(4,844)	(9,356)	(50,043)	(32,461)
Gain on sale of inventory	(1,216)	-	(1,216)	-
Gain on sale of land and equipment	-	-	-	(17,200)
Gain on distribution of assets to shareholders	-	-	(71,641)	-
Project care and maintenance	1,790	3,831	6,704	8,714
Salaries and severance	4,717	2,442	11,113	6,986
Share-based payments	2,936	1,664	15,493	7,203
Share of losses – Donlin Gold	5,020	6,590	13,319	16,772
Share of losses – Galore Creek	9,513	7,578	17,865	30,198
Income (loss) for the period	(21,457)	(52,104)	89,550	(6,664)
Basic income (loss) per share	(0.08)	(0.22)	0.33	(0.03)
Diluted income (loss) per share	(0.08)	(0.22)	0.17	(0.03)

Financial Results

For the three-month and nine-month periods ended August 31, 2012, the Company reported a net loss of $21.5 million (or $0.08 basic and diluted loss per share) and net income of $89.6 million (or $0.33 basic income per share and $0.17 diluted income per share), respectively, compared to a net loss of $52.1 million (or $0.22 basic and diluted loss per share) and $6.7 million (or $0.03 basic and diluted loss per share) for the corresponding periods in 2011. The variance for the three-month period ended August 31, 2012 was primarily due to the recovery of a decommissioning expense of $3.1 million in 2012 as a result in change in estimate of the Rock Creek closure costs compared with the expense of $20.6 million for the corresponding period in 2011. The variance for the nine-month period ended August 31, 2012 was primarily due to the non-cash gain of $71.6 million recognized on the transfer of assets realized as a result of the spin-out of NovaCopper Inc. to NOVAGOLD shareholders during the second quarter with no comparable gain during the same period in 2011. Further, share-based payments increased during the year, as the Company recorded a $15.5 million share-based compensation charges compared to $7.2 million in the same period in 2011, since the Company elected to focus its annual share-based compensation on granting stock options to its employees instead of granting a combination of stock options and performance share units, as in prior years. Accounting for the two share-based compensation programs differs in that stock options result in higher expenses during the early portion of the vesting periods, whereas performance share units result in equally distributed expenses over the entire vesting period.

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The main expenses variances for the three-month and nine-month periods ended August 31, 2012 compared to the same period in 2011 are as follows: (a) $5.0 million and $13.3 million, respectively, share of losses from Donlin Gold for permitting preparation expenditures, compared to $6.6 million and $16.8 million, respectively, in the same periods in 2011 for the completion of the gas pipeline studies; (b) $9.5 million and $17.9 million, respectively, share of losses from Galore Creek for enhanced engineering plan preparation, compared to $7.6 million and $30.2 million, respectively, in the same periods in 2011 for the pre-feasibility study costs and non-cash asset impairment on the power transmission rights; (c) $8.4 million foreign exchange loss in 2012 compared to $5.4 million in 2011, due to a decrease in the value of the U.S. dollar against the Canadian dollar, which weakened the value of the Company’s U.S. dollar cash holdings; (d) $4.8 million non-cash gain on embedded derivative liability in 2012 compared to $9.4 million in 2011, due to a decrease in the Company’s share price during the quarter ended August 31, 2012, which equates to a decrease in the fair value of the convertible feature of the convertible debt resulting in a non-cash embedded derivative gain in 2012; and (e) $5.3 million non-cash gain on derivative liability in 2012 compared to $1.6 million in 2011, due to the decrease in the Company’s share price which decreased the fair value of the Company’s U.S. dollar warrants.

Liquidity and Capital Resource

As at the end of the third quarter 2012, the Company had $267.4 million in cash and cash equivalents.

During the three-month and nine-month periods ended August 31, 2012, NOVAGOLD expended $22.3 million and $58.3 million on operating activities, respectively, compared to expenditures of $27.8 million and $60.3 million for operating activities for the same periods in 2011. The Company made cash funding of $5.5 million and $7.5 million for the activities at the Donlin Gold and Galore Creek projects, respectively in the third quarter 2012 for a total of $15.5 million and $12.4 million, respectively for the nine-month period ended August 31, 2012, compared to a $6.2 million and $7.9 million in cash funding for the Donlin Gold project and Galore Creek projects, respectively for a total of $17.9 million and $7.9 million in the same periods in 2011. Additionally, during the third quarter, the Company had no expenditures on financing activities compared to expending $11.7 million on the payment of notes payable for the acquisition of the Ambler project for the same period in 2011.

In the third quarter, NOVAGOLD generated $1.7 million for the sale of inventory on investing activities compared with $6.3 million on sale of the land and equipment in 2011. For the nine-month period, the Company generated net proceeds of $281.0 million in cash from financing activities compared to expending $10.1 million for the same period in 2011. The Company received net proceeds of $316.4 million from an equity financing in February 2012, $5.8 million from the exercise of warrants and contributed US$40.0 million to NovaCopper Inc. as part of the spin-out of that company to shareholders. During the nine months ended August 31, 2012, the Company expended $12.5 million on investing activities compared with $1.3 million in 2011. The increase in 2012 is due to the Company funding an additional US$13.4 million for the Rock Creek reclamation bond for a total of US$20.3 million as required by regulatory authorities for the closure activities with no comparative amounts for the same period in 2011.

Outlook

The Company is focused on advancing Donlin Gold. The total project budget for 2012 is US$37.2 million of which the Company’s 50% share is approximately US$18.7 million and includes expenditures for permitting activities and community development. In the third quarter, Donlin Gold commenced permitting which is expected to take approximately 3-4 years. During this period, Donlin Gold will be working to accentuate project returns by looking at various avenues to reduce capital costs by sharing upfront cost with third party operators and further optimize project design and layout. As the anticipated operating margins of the project are already robust, the emphasis on reducing up-front capital costs could potentially have a significant impact on project returns. When the permitting process nears completion, the owners of Donlin Gold will be in an optimal position to make further decisions on the project. NOVAGOLD has a strong balance sheet to support its share of activities through permitting and a production decision.

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At the Galore Creek project, GCMC has an approved 2012 budget of approximately $35.4 million, of which the Company’s 50% share is approximately $17.7 million, to fund the 2012 exploration and geotechnical in-fill drilling for the enhanced engineering plan, in addition to site care and maintenance costs. This year’s program included approximately 20,000 meters of exploration drilling and 5,000 meters of geotechnical drilling program. More recently, Galore Creek completed the 2012 drilling program and looks forward to releasing results in the coming months. The Galore Creek project remains on budget this year, although future expenditures are contingent on the timing and success of its divestment process.

At Rock Creek, NOVAGOLD had a 2012 budget of approximately $30.0 million for completion of closure activities at Rock Creek and an additional $7.0 million for site care and maintenance. In the third quarter ended August 31, 2012, NOVAGOLD continued with the completion of the phase one reclamation activities ahead of transferring Rock Creek to BSNC, which is expected to be complete by year-end. The Company anticipates that the previously released 2012 closure costs will be reduced by approximately US$14.0 million, which is the minimum amount that is anticipated to be retained in the reclamation bond for final closure activities.

Conference Call & Webcast Details

NOVAGOLD will host a conference call and webcast on Thursday, October 11, 2012 at 8:00 am PDT (11:00 am EDT). The webcast and conference call-in details are provided below.

Webcast:	www.novagold.com
North American callers:	1-800-659-1942
International callers:	1-617-614-2710
Participant Passcode:	47254136

The webcast will be archived on NOVAGOLD’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-888-286-8010 (North America), or 1-617-801-6888 (International), followed by your Access PIN: 83609991. For a transcript of the call please email info@novagold.com.

About NOVAGOLD

NOVAGOLD is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. The Company’s flagship asset is its 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With approximately 39 million ounces of gold in the Measured and Indicated resource categories (541 million tonnes at an average grade of approximately 2.2 grams per tonne), Donlin Gold is regarded to be one of the largest, and most prospective known gold deposits in the world. According to the Updated Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces per year. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting is underway for the Donlin Gold project, a clearly defined process expected to take 3-4 years. NOVAGOLD also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NOVAGOLD is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and would apply the proceeds toward the development of Donlin Gold. NOVAGOLD has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

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Please note: As part of the rebranding, the company has converted its primary domain to .com from .net, therefore, our website can now be accessed at www.novagold.com and all email formats within NOVAGOLD are now firstname.lastname@novagold.com. Please update your contacts accordingly.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Creek Gold Project Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” compiled by AMEC. Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of Donlin Gold, statements relating to NOVAGOLD’s future operating and financial performance, outlook, and the potential sale of all or part of NOVAGOLD’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NOVAGOLD’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NOVAGOLD’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NOVAGOLD’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NOVAGOLD reports and documents filed with applicable securities regulatory authorities from time to time. NOVAGOLD’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NOVAGOLD assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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